July 17, 2014

VIA EDGAR TRANSMISSION

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Grupo Aeroportuario del Pacífico, S.A.B. de C.V. Form 20-F for the Year Ended December 31, 2013 Filed April 16, 2014 File No. 001-32751

Dear Ms. Blye:

By letter dated June 30, 2014, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 16, 2014 (“2014 Form 20-F”) by the Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V., or the “Company”). We are submitting via EDGAR the Company’s response to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided our response immediately below the comments.

Form 20-F for Fiscal Year Ended December 31, 2013

General

  News reports indicate that your customer Aeromexico provides flights serving Cuba. Cuba is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, if any, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. Your response should describe any products or services you have provided to Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Cuba or entities it controls.

Response:

We respectfully advise the Staff that the Company, its subsidiaries and entities controlled by the Company do not have any direct contacts with Cuba, its government or entities controlled by its government. Although, as the Staff notes, certain of our customers and partners, including Aeromexico (Aerovías de México, S.A. de C.V.), may provide flights serving Cuba or otherwise conduct business with Cuba, no customer, affiliate or partner of ours currently operates scheduled flights to Cuba through any of our airports.

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However, in accordance with the terms of our concessions, an airline could commence scheduled flights to or from Cuba, and we would not be able to deny servicing these flights. We do not currently anticipate any material increase by our customers in operations through our airports to and from Cuba.

  Please discuss the materiality of any contacts with Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

Response:

As described above, none of our customers currently have scheduled flights to or from Cuba through our airport subsidiaries. In addition, because we historically have not had a material number of commercial or private flights arriving from or departing to Cuba, we do not consider revenues derived from customers serving Cuba to be significant, and consequently, we do not believe customer contacts with Cuba through our airports constitute a material investment risk for our stockholders.

Quantitative Considerations:

To date, during 2014, our airports have not had any commercial, private or cargo flights departing to or arriving from Cuba.

During 2013, only three one-off commercial flights landed at our airports from Cuba (two flights landed at our Guanajuato airport for refueling en route to Mexico City and one flight landed at our Guadalajara airport). These flights were all operated by Aeromexico, and they were rerouted to our airports from other destinations or en-route to other destinations. In addition, during 2013, our airports did not have any private or cargo flights depart or arrive from destinations in Cuba. Our revenues from passenger operations to and from Cuba for 2013 resulted from the one Aeromexico flight that was diverted to our Guadalajara airport for which we received approximately Ps. 4,630 (approximately US$ 353.52) in 2013 (we did not receive any revenue from the flights diverted to our Guanajuato subsidiary for refueling).

During 2012, only three commercial flights landed at our airports from Cuba (two charter flights arrived at our Tijuana airport, and one flight arrived at our Guadalajara airport). These flights were all operated by Aeromexico. The flight that arrived at our Guadalajara airport was rerouted to other destinations. The total revenues we received for these flights amounted to Ps. 91,182 (approximately US$ 6,960). In addition, during 2012, our airports did not have any private or cargo flights depart or arrive from destinations in Cuba.

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During 2011, we had 48 commercial flights from Cuba (thirty-two charter flights arriving at our Tijuana airport, and sixteen flights arriving at our Guadalajara airport). These flights were all operated by Aeromexico. The total revenues we received for these flights amounted to Ps. 1,365,242 (approximately US$ 104,217). In addition, during 2011, our airports did not have any private or cargo flights depart or arrive from destinations in Cuba.

Non-Quantitative Considerations

As mentioned above, the Company, its subsidiaries and entities controlled by the Company have no operations or contacts with Cuba. In addition our customers currently have no regularly scheduled flights to or from Cuba from our airports, and the amount of revenue generated from flights to and from Cuba historically has not been material (de minimis for 2012 and 2013 and none to date for 2014 ).

We note that all necessary arrangements for the above mentioned flights with Cuba, its government and entities controlled by its government were managed completely independently by our customers, and the Company, its subsidiaries and entities controlled by the Company had no direct contact with Cuba, its government or entities controlled by its government.

As a result, we have no reason to conclude that our existing shareholders or potential new investors, taken as a whole, would consider the infrequent flights operated by some of our customers to or from Cuba that have historically occurred at our airports as a factor that negatively affects our reputation or share value. Additionally we do not believe that because some of our customers do business with Cuba or that because we sometimes receive flights from or to Cuba, investors with policies preventing such investors from investing in companies that do business with U.S.- designated state sponsors of terrorism would be precluded from investing in our shares, since we do not have any direct contacts with Cuba, its government or any entities controlled by its government. As noted above however, our customers could commence providing regularly scheduled flights to and from Cuba and due to the terms of our concessions, our airports cannot deny providing services to these flights.

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Also, as requested by the Staff, the Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Av. Mariano Otero No. 1249 ala B piso 6 Condominio WTC Torre Pacífico Guadalajara, Jalisco C.P. 44530	3/4

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel, Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP, at (212) 225-2758.

Sincerely yours,

/s/ Raúl Revuelta Musalem Raúl Revuelta Musalem Chief Financial Officer

cc:	Max Webb Securities and Exchange Commission
Jorge U. Juantorena Cleary Gottlieb Steen & Hamilton LLP

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